Filed by Pinnacle Financial Partners, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Steel Newco Inc.
Commission File No.: 333-289866
Date: October 17, 2025

[The following transcript of the third quarter 2025 earnings call of Pinnacle Financial Partners, Inc. (“Pinnacle”) was made available by Pinnacle on October 16, 2025.]

Pinnacle FQ3 2025 Earnings Call Transcripts October 16, 2025
9:30am ET

Operator

Good morning, everyone, and welcome to the Pinnacle Financial Partners Third Quarter 2025 Earnings Conference Call. Hosting the call today from Pinnacle Financial Partners is Mr. Terry Turner, Chief Executive Officer; and Mr. Harold Carpenter, Chief Financial Officer.

Please note, Pinnacle’s earnings release and this morning’s presentation are available on the Investor Relations page of their website at www.pnfp.com. Today’s call is being recorded and will be available for replay on Pinnacle Financial’s website for the next 90 days.

During this presentation, we may make comments which may constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Many of such factors are beyond Pinnacle Financial’s ability to control or predict, and listeners are cautioned not to put undue reliance on such forward-looking statements. A more detailed description of these and other risks is contained in Pinnacle Financial’s annual report on Form 10-K for the year ended December 31, 2024, and its subsequently filed quarterly reports.

Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

In addition, these remarks may include certain non-GAAP financial measures as defined by SEC Regulation G. A presentation of the most directly comparable GAAP financial measures and a reconciliation of the non-GAAP measures to the comparable GAAP measures will be made available on Pinnacle Financial’s website at www.pnfp.com.

With that, I’m now going to turn the presentation over to Mr. Terry Turner, Pinnacle’s President and CEO.

M. Terry Turner
President, CEO & Director

Thank you, Matthew, and thanks for joining us. I’m sure no one is keeping track, but next week will be Pinnacle’s 25th anniversary, which makes this the 100th quarterly close for Harold and me. Happily, this is one of the best in a long history of beat and raise quarters as has been our custom for a very long time. We begin every quarterly call with the same shareholder value dashboard. GAAP measures first, followed by the non-GAAP measures, which are the ones that I focus on to manage the firm.

As you can see across the bottom row, our asset quality metrics remain well below pre-COVID median levels with all problem loan metrics continuing to operate at or near historical lows. On the middle row, of course, everything is up and to the right, you can see the balance sheet continues to reliably build quarter after quarter with double-digit CAGR for loans and core deposits over nearly a 5-year period of time. That’s largely attributable to our ability to recruit and retain proven revenue producers and consolidate their relationships.

We expect balance sheet growth to continue based on the revenue producers that are currently on our payroll, but have not yet completed consolidating their books to us. And we’ve continued hiring at a similar pace in 2025, which should help to continue to further produce balance sheet growth, more on future balance sheet growth expectations and hiring in a minute.

And then moving on to the top row, you can see that the sustainable and reliable balance sheet growth has resulted in rapid revenue and EPS and the double-digit CAGR for tangible book value per share growth, which we believe are the 3 metrics most highly correlated with total shareholder return. That’s been our relentless pursuit over the last 25 years and has resulted in the second highest total shareholder return among all the publicly traded banks in the country since our NASDAQ listing in 2002.

A number of times over the years, I’ve used the flywheel concept, which was developed by Jim Collins in Good to Great, to help crystallize for investors the sustainable momentum that we’ve built in this firm. I think I last used it in 2022, and it’s hard to imagine that many are unfamiliar with the concept, but the idea is that through a series of disciplined, consistent efforts in the right direction, you eventually produce accelerated and sustained growth.

I don’t think that could be a better descriptor of Pinnacle over time than accelerated and sustained growth. For us, that hedgehog strategy, that disciplined and consistent effort in the right direction, is our continuous recruitment and retention of market-leading revenue producers. I’ve developed in previous quarterly investor calls, how that hiring translates into the kind of sustainable balance sheet growth you saw on the previous slide.

In last quarter’s earnings call, I demonstrated how our hiring to date could yield approximately $19 billion in loan growth that would materialize over the next 5 years, again, with no further hiring and irrespective of tariffs, Fed rate moves, general economic conditions and so forth, simply based on the continued consolidation of relationships by the relationship managers on our payroll at that time.

And third quarter ‘25 is just another quarter on that march with third quarter linked-quarter annualized growth rates of 14.5% for noninterest-bearing deposits, 10.6% for core deposits, 8.9% for loans, 31.5% for revenue and 54% for adjusted EPS. So for those who wondered whether we could sustain momentum post-merger, I hope we’ve at least put that question to bed.

Annual FDIC data were released in the third quarter, which make clear not only the success that we’ve enjoyed over the last decade, but why we are so optimistic about the future. We’ve long targeted the market share leaders in our markets. Here, you can see the magnitude of their vulnerability given up over the last decade, as noted in the red circles, 10.3% in Nashville, 15.1% Chattanooga, 13.9% in Knoxville and 16.7% in Memphis. That is major vulnerability.

And then across the bottom in the blue circles, you see the incredible effectiveness of the Pinnacle model in the same time period. Picking up another 3% in Nashville, where we enjoy the #1 rank and not by a little, but by a lot; 8.4% in Chattanooga; 7.8% in Knoxville and 5.1% in Memphis. Hopefully, this illustrates our excitement about the ongoing match up, our ability to continue rapid balance sheet growth and ultimately, to produce outsized revenue and EPS growth.

And here, you’re looking at the same data across other Southeastern markets where you can see fundamentally the same competitive vulnerabilities. Along the bottom row, you see the magnitude of the vulnerability we’re attempting to seize from those share leaders that we target, look at these markets like 11.9% share loss in Greensboro, North Carolina; 11.9% share loss in Raleigh, North Carolina; 10.8% share loss in Greenville, South Carolina; 9.1% share loss in Charleston, South Carolina; 12.1% share loss in Atlanta, Georgia, where post-merger, we’ll have the #4 market share position.

Honestly, that is one of the things that excites me most about our combination with Synovus.

When you combine that FDIC data with the Greenwich data demonstrating the differentiated service level that Pinnacle provides when combined with Synovus, you can see why we believe that we’ll be the fastest-growing, most dynamic large regional bank in the country. Here, you’re looking at Greenwich data for businesses with sales from $1 million to $500 million in the legacy Pinnacle footprint. North and South, we’re plotting market share; East and West were plotting Net Promoter Scores. Obviously, the goal is to get to the top right quadrant.

So the first observation is that with this merger, we will have arrived, combining Pinnacle’s share with Synovus’ share in our existing footprint, puts us on the heels of the 3 market share leaders, which are in the top left box. That’s an 8% share position -- lead share position. And that leads to the second even more important observation, combining Pinnacle’s Net Promoter Scores with Synovus’ Net Promoter Scores in our footprint, we retained the highest Net Promoter Score.

And all of that leads to the third and single most important observation. This merger is unique in its ability to run a differentiated service model, literally the best with a combined Net Promoter Score near 80, and we’ll be competing against banks who amassed great share in previous decades, but who have lost an engagement of their clients. Some of Net Promoter Scores in the 20s, making them likely to continue giving up share, particularly to a bank like ours with similar mass in the market, but with a meaningfully differentiated service level. In my career, I have never seen a more advantaged competitive position than the one we’ve enjoy post-merger.

I recognize some have been concerned about the loss of momentum post-merger announcement. As you saw earlier, there was certainly no loss of momentum in terms of financial performance in Q3. And here, you can see there was no loss of hiring momentum in Q3. Hiring almost exactly the number of revenue producers that we hired on average in the first 2 quarters of 2025 pre-announcement and consistent with the quarterly run rate over the previous 4 quarters.

Interestingly, the kill rate on job offers, meaning the turning job offers into hires, it remained unchanged post announcement, hiring 91.5% of those that were offered jobs in the first 2 quarters pre-announcement and 91.6% in the third quarter. And so from 30,000 feet drawn on Mark Twain, rumors of our untimely demise were greatly exaggerated. Our flywheel continues to spin. And when you overlay this model on the Synovus franchise, the growth revenue producers and therefore, the growth in revenue should be extraordinary.
So with that, let me turn it over to Harold for a detailed look at the quarter.

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Thanks, Terry. And I guess Mark Twain as well.

M. Terry Turner
President, CEO & Director

There you go.

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Good morning, everybody. We will again start with loans. End-of-period loans increased 8.9% linked quarter annualized, but a little less than we anticipated, but still a strong effort by our relationship managers, one that does not cause us to think any less about the fourth quarter. As our fourth quarter pipelines and quarter-to-date results are in great shape, we will continue to lean on our new markets and new revenue producers to provide the punch for our loan growth.

Given third quarter results and fourth quarter pipeline, we’ve adjusted our end-of-period loan outlook range to consider 9% to 10% growth this year. We’re also pleased with how our loan yields performed during the third quarter. Although the lift from fixed rate repricing is not as opportunistic as it once was, we will anticipate continued lift in fixed rate loan rates, loan yields should decrease in the fourth quarter consistent with Fed funds rate decreases, but these decreases, we believe, will be at consistent betas and obviously, we will offset these decreases with corresponding decreases in deposit rates.

EOP deposit growth came in at 6.4% linked quarter annualized. Over the years, we typically experience more deposit growth in the second half of the year than the first half. As a result, we are increasing the low end of our estimated growth rate for total end-of-period deposits to 8% and maintaining the high end at 10% in deposit growth for 2025.

As we highlighted in the press release last night, we are very excited about the performance of our noninterest-bearing deposits and the growth we have seen this year. To see the rebound in those dollars this year is very much a tailwind in our spread income as we head into the fourth quarter and 2026. Many thanks to our revenue producers, treasury professionals and specialty deposit units for all the hard work getting these very valuable operating accounts.

We’re also very pleased with how deposit pricing has performed thus far and how both of our loan and deposit betas have performed through the current rate cycle. We anticipate our betas will remain consistent given we anticipate incremental rate cuts in the fourth quarter.

We anticipated a modest increase in NIM in the third quarter, so we’re pleased that our NIM finished up 3 basis points at 3.26%. Our outlook for the fourth quarter of 2025 is more bullish as our NIM should continue to increase with the anticipated 2 additional rate cuts. As for our 2025 outlook for net interest income, we have increased our estimated growth range for net interest income and now believe our growth outlook will approximate a range of 13% to 14% over 2024 results. Obviously, any surprise, Fed funds rate decisions and the slope of the yield curve will have influence on how all of this plays out for the remainder of this year.

As to rate cut, we’ve modeled out many scenarios and again, feel we’re in pretty good shape to manage through most rate forecasts that are talked about in the markets today. Our current Fed funds rate forecast contemplates a rate cut in October and another in December. At this time, we do believe more rate cuts are helpful. But given the timing, we believe whatever might happen otherwise will not have a substantial impact on our anticipated 2025 results.

As to credit, our net charge-offs decreased to 18 basis points in the third quarter from 20 basis points in the second quarter. For the full year 2025, our net charge-off outlook is unchanged as we estimate net charge-offs for 2025 coming in at approximately 18 to 20 basis points. We’ve increased our estimated 2025 outlook for our provision to average loans to 26 to 27 basis points. This increase is partially attributable to the increase in our reserve for unfunded commitments. That increase is very much volume related and consistent with the increased outstanding unfunded lines of credit issued to our borrowers in the third quarter.

A quick word about BHG. BHG had an exceptional third quarter, providing fee revenues to us of over $40 million. Production was again strong in the third quarter. Credit losses also were improved third quarter compared to second quarter. Off-balance sheet loan sales were at spreads in excess of 10%, while margins for on balance sheet loans are now in excess of 11%.

Now that said, we are anticipating BHG’s fourth quarter results to be less in earnings than the third quarter. But for the fourth quarter, we are estimating BHG’s results should contribute approximately $30 million to our non-interest income. Given these matters, we and BHG are both comfortable in raising our earnings estimate for BHG earnings growth in 2025 to approximate 85% to 90% growth over the results reported in 2024.

Several factors are contributing to this decision, stronger production lead flow, great spreads, better credit performance and better operating margins, all of which should point to what should be a very strong year for BHG.

Lastly, to our outlook for 2025. I mentioned much of the information on the slide. Again, the investments we’ve made in our new markets and our hiring success are the building blocks we will lean into in order to position us for top quartile, growth in EPS and tangible book value per share amongst our peers. As for non-interest income, banking fees and wealth management are performing well. Along with BHG’s estimated growth this year, we are comfortable increasing our guidance for non-interest income from 12% to 15% growth to now 20% to 22% growth this year.

As I mentioned previously, BHG will likely approximate $30 million in the fourth quarter and make up most of the overall variance between our third quarter and fourth quarter anticipated results. As to expenses, our prior outlook reflected 115% of target award for our associates, which now given our more positive outlook for the year, we are increasing to an anticipated 125% target as of September 30.

Through all of that, we are modifying our total expense outlook to a range of $1.15 billion to $1.155 billion for estimated expenses for this year. As the slide indicates above, we are projecting an effective tax rate for 2025 in the low 18% range, which will basically be consistent with last year.

Now as to PPNR and summing all of that up, we look at our fourth quarter PPNR, excluding BHG and merger costs, we think fourth quarter will be flat to up from the third quarter. And as to year-over-year PPNR, we think we’ll be in the 7% to 8% range in growth.

Even as all the uncertainties around rates and tariffs play out, we are confident that 2025 will shape up to be one of the best years we’ve experienced in our 25-year history and provides a great deal of momentum as we prepare to head into 2026 with our new partners at Synovus. If there’s anything investors know about us, it is that we are very competitive, and we love to prove things to the doubters. All of our associates are in for a lot of work next year, but also, in my opinion, all of these associates will have a lot of fun as we continue to hire more people, grow revenues and grow earnings as we work to build the Southeast growth champion.

With that, I will hand it back over to Terry.

M. Terry Turner
President, CEO & Director

Okay. Thanks, Harold. Speaking of building the Southeast growth champion. When we announced the deal, we disclosed the compelling financial and client-centric metrics for this transaction, literally peer-leading growth and profitability. We also talked about the stark contrast between this deal and others as a result of doing the hard work to hash out critical decisions pre-merger.

For any of you who’ve been through this kind of thing before, you know that, to have decided on exactly what the ongoing go-to-market strategy would be, the specific model that we’ll run to have selected the ongoing brand pre-merger, to have made and clarified for the whole organization, one ongoing long-term CEO to have already determined the core processor. Those premerger decisions have indeed been powerful in terms of propelling the integration of these 2 great firms. We were able to move quickly. We finalized all the key leadership positions, having now pushed it down 3 levels into the organization. We were able to evaluate and make most key system decisions, though not all have been finalized and announced as we complete negotiations with various systems providers, mailed the proxy materials and undergo pre-merger exams by the Fed.

And we’re rapidly progressing through the final milestones toward an anticipated first quarter close, including holding the special shareholder meeting on November 6, completing the entire org chart literally down to each individual by November 10, and ultimately closing sometime in the first quarter.

I suspect that I have yet to convince everyone of the power of the merger with Synovus, but I expect you’ll recall when we announced the deal, we showcased our projections for ongoing revenue and EPS growth profitability and so forth, virtually all key metrics we’re peer-leading or #1, it seems to me the only reason you wouldn’t want to own shares in that company is that you need to see it to believe it. And so it is my hope that our third quarter performance and continuing hiring momentum has delivered the first proof of it.

Operator, with that, we’ll stop and take questions.

Operator

Your first question is coming from Jared Shaw from Barclays Capital.

Jared David Shaw
Barclays Bank PLC, Research Division

So I’m just looking at Slide 11 and the pace of hiring by revenue producers and the success rate of the offer acceptance rate. As we go forward and we look at the company as a pro forma company, you referenced the ability to add 300 RMs. I guess, are there 300 RMs that fit the Pinnacle model out in that market? And what type of increase in the pace should we expect as we look at ‘26 and ‘27?

M. Terry Turner
President, CEO & Director

Yes. I think on the question of are there 300 in the market, there may not be 300 in the market right this minute, but there’ll be 300 in the market over time. And all I mean by that is when we hire people, it has not been uncommon in our history to hire somebody from another bank have that bank backfill with somebody else, and we go back 3 or 4 years later and hire the person that they backfilled with. And so again, I don’t -- I’m not concerned about will there be enough talent to hire.

I think, Jared, if I can say this, you didn’t exactly ask this, but I know a lot of people have questions about the competitive landscape. Are you going to be able to keep hiring people and so forth? Jared, I think you’ve heard me answer that question. I’ve been asked that question since 2002 when we first were listed on NASDAQ. I get asked that question all the time. Every year, we keep hiring at record paces in terms of the people that we hire.

And the point of that is the more people that you do hire, the more people that you can hire, and that’s a really important idea. We got -- I’ll use -- having grown up in Georgia, I’ll use the standard phrase. We got the carpetbaggers coming to the Southeast who don’t know, don’t have people, use traditional hiring models, all that sort of stuff. Our approach of using the people that we’ve hired to lead us to others to hire is, I think, time tested in a competitive landscape there.

In terms of the incremental hiring, the biggest partner and one of the great excitement to me in this transaction is to overlay this model, which I think is running, hitting on all 8, overlay this model on the Synovus footprint. And I know Kevin has fired up for the same reason. They’ve done an extraordinary job compounding EPS growth, the movements toward revenue producers. I think they had a commitment to hire roughly 45 relationship managers a year was the previous commitment they had, had. And so we think that will accelerate by 35 to, call it, 80 a year in that footprint.

And so again, that’s the magic is to put this model on that footprint, gin up the revenue growth to match what happens in the Pinnacle footprint, and not only ought that to grow the earnings, but it ought to grow the multiple as well. So that’s the game plan.

Jared David Shaw
Barclays Bank PLC, Research Division

Okay. And then just shifting over to BHG. Obviously, it was a great quarter there and guidance for still a strong quarter in fourth quarter. I guess how does the bigger pro forma balance sheet? Or does the bigger pro forma Pinnacle balance sheet change the thought process on what the best use case of BHG is? And do you expect the pro forma balance sheet to maybe hold more BHG loans.

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes, Jared, this is Harold. I’ll take the first -- I’ll take that question and let Terry talk about what might happen in the future.

I think BHG’s growth is going to be consistent going into next year. Their quarterly run rates right now have improved meaningfully over the last 4 quarters. So I think there’s a great deal of opportunity available to the new Pinnacle as it goes into 2026. I don’t think Synovus or Kevin, I’ll say it better this way. Kevin, Jamie and the leadership that will be at the new Pinnacle has any different approach towards BHG than we do currently. So I think there’s a lot of options available to us with respect to BHG. Right now, they seem to be all positive.

M. Terry Turner
President, CEO & Director

Yes, Jared, I would just say I think the optionality is as high today as it’s been in a number of years. To Harold’s point, you got rapid growth, which is good if you hold it, but it also increases its attractiveness to potential acquirers. And I don’t think there’s been any noticeable change in our partners. I think we’ve said for some time, we expect them and see them more interested in our liquidity event today than what they have expressed in years gone by. So anyway, I think we’re just exactly at the same spot we’ve been at.

Operator

Your next question is coming from Catherine Mealor from KBW.

Catherine Mealor
Keefe, Bruyette, & Woods, Inc., Research Division

Just one follow-up on the BHG question. Is there any reason to assume that -- I mean that was an amazing growth this quarter, and we got another one coming this quarter for BHG earnings. Is there -- I mean, is it fair to still assume growth in BHG into ‘26 relative to kind of the record levels we’re seeing in ‘26? So clearly, not the 80% to 90% growth rate, right, that will moderate. But just -- is there any reason to assume to not assume that we shouldn’t still grow BHG next year off of these levels?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

No, it will grow. I think the quarterly run rates will be consistent going into next year as far as, call it, the third and fourth quarter. And I think there will be a more reasonable growth path once you annualize, call it, the third and fourth quarter going into 2026. So I mean, it will still be an outsized year-over-year number, but they’re really excited about the way the production flows are coming in. They’re really excited about the appetite for their volumes, and they think they can continue to kind of move this franchise forward.

Catherine Mealor
Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. And then fee income, just even separately from BHG was really strong at both Pinnacle and Synovus this quarter. Is that -- would you say that, that is encapsulated? As we think about the merger slide deck and kind of looking towards that [$11.60] kind of pro forma ['27 EPS], is this kind of strength in fee income reflected in that? Or is this even coming in better than you would have expected as you think about that pro forma run rate?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes. I think -- and we got to listen to most of the Synovus call this morning, I think Jamie described it well. The areas where we complement each other are really good and strong. And I think when you merge these 2 questions -- the 2 companies together, you get the strength at Synovus in these various fee areas, and you match with the strength in Pinnacle in our various fee areas, I think there's going to be a lot of opportunity to put some real tailwind into some of this fee revenue going forward, whether it be around wealth management or capital markets or wherever, we think we're going to be able to approach the market with a lot of strength once we kind of push these 2 companies together.

M. Terry Turner
President, CEO & Director

Catherine, let me add to Harold's comment. I echo his thoughts on the potential revenue synergies. We'll get in a position soon to sort of quantify those for the marketplace. But again, my belief is we've got very strong revenue synergies. But more to your question about so what's the current run rate? How does that impact, what the original case that we discussed when we announced the deal. And I think you know that merger model is just built on what consensus estimates were. And I can't say I've always that 100% of the time I beat the consensus estimate, but I don't think there was every time I didn't think I was going through or intended not to beat the consensus estimate. So my only point about that is that, yes, our expectation -- my expectation is to run faster than consensus estimates. And I think this growth rate that you're seeing right now would be still higher than the plan that we had laid, which would be higher than consensus. So at any rate, I do think there's a lot of momentum in fee income as it relates to the original projected growth.

Catherine Mealor
Keefe, Bruyette, & Woods, Inc., Research Division

Yes, perfect. That's what I was hoping and assumed you to say, and yes, you do have a history of beating consensus, Terry.

Operator

Your next question is coming from Anthony Elian from JPMorgan.

Anthony Elian
JPMorgan Chase & Co, Research Division

Terry, on hiring, I'm wondering if anything will change on legacy Pinnacle's hiring strategy post deal close given the organization will be doubling its assets, right? So I know on Slide 11, you're forecasting another strong year for hiring next year and in '27. But what gives you confidence that the existing strategy you've had in place for 2 decades now will continue to be successful after you close the deal.

M. Terry Turner
President, CEO & Director

Tony, I think I'd turn it around the other way, if I could. I mean what would keep it from being successful, I guess, is really a better question. You know what we do. We hire people. When we hire those people, we poll them on who else do you know that's really good where you work, and they would fit in, in this company. Will you help us recruit them because they fall in love with this company.

I cannot imagine what would interrupt that cycle. As I said earlier, the more people that we do hire, the more people that we can hire because of the way we go at it. It is a wildly different, starkly different model than what all of our competitors do for recruiting. Most of those people will rely on headhunters. Most of those people will have a big recruiting function as part of their HR operation. Most of them resort to the stack of resumes that have been sent in by unhappy, unsuccessful people. Most of them are hiring out of a pool of applications of folks that came in to apply because they were unhappy, unsuccessful somewhere else. And so it's just a different model altogether, but it's -- I'll just have to be honest, I cannot see what would interrupt it.

I think you've seen the slide that we put out in the 8-K at the time we filed a registration statement, but we talked about the skepticism when we did the BNC transaction. And these numbers won't be exactly right, but they're close. I would say we were probably an $11 billion bank or something on that order. BNC was a $7.5 billion bank when we made the acquisition. And there was near universal skepticism about our ability to continue the model on this bigger footprint, bigger asset base and so forth.

And so you've seen the numbers. We hired the heck out of people. We compounded the balance sheet at a double-digit rate, and we outperformed the KRX 2 times from the date of that announcement. And so again, I get the question because it's the same question I have faced so many times. But again, I would just turn around and say, hey, I don't see what would interrupt it.

Anthony Elian
JPMorgan Chase & Co, Research Division

Terry, and then my follow-up on BHG, what specifically drove the growth in originations in the third quarter? And given the strong results on both originations and credit in 3Q, what's driving the expected decline in BHG income in 4Q to $30 million?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes, Tony, I'll -- as far as the third quarter growth rate, it was just merely about production, and they do business with several credit aggregators. They run them through the BHG filter. And so that's what the primary of the growth rate came from. There was also some holdover inventory from the previous quarter that facilitated that. Their demand for their product is extremely high right now, not only from the community bank network but from institutional buyers.

As to the fourth quarter, I think that's a little bit of caution for us. We believe that as they head into the fourth quarter, they're a private company, I'm sure there's going to be some year-end kind of things that they're going to want to do, but they believe their production will be as strong going into the fourth quarter. So we're kind of putting the caution flag up for the fourth quarter because we just believe that there might be some, call it, personnel costs and other things that come into the fourth quarter to cause us to be a little more cautious.

Operator

Your next question is coming from Stephen Scouten from Piper Sandler.

Stephen Scouten
Piper Sandler & Co., Research Division

So I wanted to go back to Slide 9. This feels like the whole story to me. I love this slide. I feel like it proves a great point. I mean, is that the right way to think about it, like the right side of the slide, in particular, the expansion markets? And who knows like we might see some of these banks in here go away as well, which could even only increase the opportunity. But you guys have this now establish stability over the next at least handful of years, whereas there's still dislocation and the opportunity for you to take a bunch of market share. Can you kind of confirm that for me maybe if that is, as I see it, the whole story and really how you think about that opportunity set?

M. Terry Turner
President, CEO & Director

Yes. Stephen, thanks for the question. I have said for a long time, any time I'm trying to orient a new investor to our company, I'll talk about the markets that we're in, the size and growth dynamics and so forth because, as you know, all these markets up here, if you go look at the household income growth or the population growth or whatnot, I mean they're the best markets in the United States in terms of size and growth dynamics.

But you're on the right point. What is more important and what drives the revenue engine of this company is the market share takeaway opportunity that exists. The people that dominate the market are giving up share at a dramatic pace. And so yes, that's exactly what we're trying to do to seize that vulnerability. If you think about getting up there into the top right quadrant, man, that's a dream of a lifetime for me. I've been fighting 25 years to get into that top quadrant, and we're here.

And when you look at the share position, the mass that we have in the Southeast, man, we're in the hunt. Two of the market leaders are at 9%, we're at 8%. And our Net Promoter Score combined with Synovus is near 80 and theirs is near 20. Man, you probably wish you hadn't asked the question. You can tell I get wound up about that. That is the opportunity that this company has.

Stephen Scouten
Piper Sandler & Co., Research Division

I'm just wondering if Kevin is going to be able to get you to step back at all in 2 or 4 years at all, that's really the question. It feels like that excitement is real and that opportunity is real. So that's a great answer. I appreciate it.

M. Terry Turner
President, CEO & Director

I would say that, that I would scare him to death.

Stephen Scouten
Piper Sandler & Co., Research Division

That's a good fear. I like it. And maybe like on the flip side of this, I mean, everything sounds like it's going great. The deal sounds like it's on schedule. This is maybe a stupid question because I don't hear it, but is there anything that is an incremental risk at all? Is there anything that you're worried about as you've gotten into this? Or anything you're like if something were to crack. This is where my energy is focused? Or is it really just, hey, I mean, we're on the offense and we're just full steam ahead.

M. Terry Turner
President, CEO & Director

Steve, that's a great question. I think in terms of broad risk categories like is there something that we're discovering on the balance sheet or is something happening from a competitive or a regulatory standpoint that would cause us to feel different in any way. I don't think there's anything there. Everything we've encountered thus far is really on the positive side of the ledger.

I wouldn't want you to walk away and say, hey, man, it's just all roses there. Man, this is hard work, and I wouldn't want anybody to think it's not. We are working extraordinarily hard to get these companies put together to protect our people. The existing revenue producers that we have. And I think you saw there, we still running 93% associate retention rate, which I'm proud of. But it's hard work for sure. But in terms of the financial outcomes, and the client-centric outcomes that we believed in when we announced the transaction, I'd say I'm more convicted as opposed to less.

Stephen Scouten
Piper Sandler & Co., Research Division

That's great. And maybe just one last follow-up on what you just said, Terry. And forgive me for not looking this up. I know you used to put it at the bottom of the press release, but that employee retention, like as memory serves me, it's always kind of floated in this 91% to 96% range for years and years. So that's pretty consistent with what you guys have delivered on over the long term, correct?

M. Terry Turner
President, CEO & Director

Yes. I would say somebody just said, Terry gave me a band of where it's been over a decade. I'd say 93% to 96%, sort of where it operates. And so yes, the associate retention rate over the last 12 months was 93%. The associate retention rate in the first 2 quarters of this deal prior to the announcement was 93%. Third quarter is 93%. So yes, it's solid.

Stephen Scouten
Piper Sandler & Co., Research Division

Congrats on all the progress.

Operator

Your next question is coming from Brett Rabatin from Hovde Group.

Brett Rabatin
Hovde Group, LLC, Research Division

Wanting to first go back to the margin. And in the slide deck, you referenced margin tailwinds and I think, Harold, you said you think the 4Q margin will be a little stronger. Can you just talk about the tailwinds as you see them? Is that primarily on the deposit beta side? And just anything else you would say about kind of the dynamic with the margin as we go into 4Q?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes, Brett, I think the 3 things that we look to as far as a tailwind for the margin, obviously, is the beta on the deposit side, and we consistently believe we've got significant room yet to go as the Fed rate -- as the Fed lowers rates. The growth in these noninterest-bearing deposit accounts, we think is very impactful and also how we reprice these fixed-rate credits. So we're still seeing a meaningful lift in that book. As a matter of fact, I think we have a negative beta in our fixed rate loans right now and anticipate that to continue. So those 3 things are the primary things.

I know a lot of people believe that it's -- what's that maybe field of dreams where you just build it, they'll come. There's a lot of work going on to maintain these margins and to increase these margins. And so a lot of relationship managers are out there working to make that happen. So it just doesn't happen automatically is what I'm trying to say.

Brett Rabatin
Hovde Group, LLC, Research Division

Okay. That's helpful. And then the other question I had was around strong DDA growth in the quarter, and I think, obviously, some of that was related to specialty deposits. Can you talk about that dynamic, how much of that was maybe specialty deposits? And then as we think about those specialty businesses, what kind of share you're at in those businesses? And is that something you can continue to grow at the pace you have?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes. It's like -- I guess it goes into leadership and management. For years, we've been aimed at operating accounts. But over the last, call it, 12 months -- 9 to 12 months, we put particular emphasis on the sales side about that and particularly around small business. We've seen some great results there here in the last few months that have really kind of been, again, not to overuse a word, but the tailwind for that growth.

Brett Rabatin
Hovde Group, LLC, Research Division

Okay. But Harold, is it fair that, that kind of pace can continue? Or any thoughts on…

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

We don't have any reason to believe we won't see continued growth in that. We typically see some seasonality going into the last quarter of the year as people build cash balances and for incentives and taxes and whatnot. But I think we'll also see absolute sales growth with respect to those operating accounts.

M. Terry Turner
President, CEO & Director

Brett, you know the numbers as well as I do, but -- so you got 14.5% annualized -- third quarter annualized growth rate. But I think the year-to-date number is 12.8%, nearly 13%. So it's a pretty rock solid growth.

Operator

Your next question is coming from Michael Rose from Raymond James.

Michael Rose
Raymond James & Associates, Inc., Research Division

I was just looking at Slide 28, where you have the loan growth kind of by expansion markets versus legacy markets, and it looks like you've had some headwinds in the legacy markets over the past couple of quarters. Can you just address that? And then separately, once you guys combine, I know your C&D and construction -- or CRE concentrations are below where you wanted to get them. But is that an opportunity for growth on a combined basis once the deal is closed as we move forward?

M. Terry Turner
President, CEO & Director

Yes. I'll hit a couple of things, Michael. So if you -- looking at that slide, you're talking about there. We have several components to it, right? You got a category that's called legacy. And what that really means is not the legacy market. It is the legacy bankers in a legacy market. So it's people that probably have been here on average 20 years, and they have big books of business. And so when you go through periods of slack loan demand, which we've certainly been there over the last couple of years, you get limited growth. In fact, it's hard for those guys to cover their amortization when there's no loan demand. If you get loan demand, then that becomes the increment in that category.

But the way we produce the growth is through hiring, both in the legacy footprint. So again, a lot of our new hires are in legacy footprints. And so that's where the growth comes from. It's the continued market share play there. And then, of course, the specialty businesses have provided a great growth engine for us over the last, I would say, 3 years or something like that.
I think as it relates to the go forward, yes, we would expect to continue similar growth trends going forward for the foreseeable future. If we get elevated loan demand, that would be an increment to what we intend to produce.

And you're on the right track on CRE. I didn't spend any time on that. We grew 8.9% in total volume. But the drag, you had big growth in C&I, nearly 18% or something like that. But we had $500-something million, $560 million, I think, in early payoffs in the CRE book. As you know, some time ago, we decided to lower our concentration limits in CRE. And so we have been about that. We've now hit those targets, and we have weighted back into the market.

But as you know, the payoffs continue, but it takes a while for the loans that you're making today to get burned through the equity that's in front of you and get to a fund-up period. And so to get down to the bottom of the stack here, yes, I believe CRE will be a meaningful increment to us in terms of loan volume going forward.

Michael Rose
Raymond James & Associates, Inc., Research Division

Very helpful, Terry. And maybe just one follow-up, and I know it's minor credit has been very good. But on Slide 15, you did have a little bit of pickup in classified, potential problems, things like that. Anything that you guys are more broadly looking at? I know there's a lot of concern around some of these structured credit, NDFI stuff. Another bank showed up in a loss position last night in other credit. But anything that you guys are just broadly keeping a closer eye on or a little bit concerned about?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes, Michael. So far, we feel pretty good about where that NDFI book sits. It's a pretty granular book. I think our average outstanding to that is about $4 million per account. So there's a lot of accounts in it. We feel like that we've got our arms around it and are being more diligent with respect to all the loans that we -- we're not the lead bank on for sure.

As to the increase in potential problems, that's primarily attributed to one credit. It's a health care client that we've had our eyes on for a while. They only recently put a new manager into the CEO slot there, somebody that a seasoned turnaround specialists and not a position. And so we think we're in pretty good shape in that one credit.

Operator

Your next question is coming from Casey Haire from Autonomous Research.

Casey Haire
Autonomous Research Limited

So earlier today, we -- Kevin and Jamie talked about capital and they don't have capital ratio targets post deal. But just wanted to touch on -- I know you guys have tended to run with more capital to make your clients feel better. And I'm just wondering if that dynamic will hold? Or does it mitigate somewhat given you're now over $100 billion in assets?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes. Well, obviously, Kevin and Jamie will direct traffic on that once the transaction closes. But we've not -- we're not planning on any kind of additional capital strategies than what we've traditionally deployed. We need capital to support this loan growth engine, and we think that will continue.

I think one of the things that was, I believe, put forth in the merger deck is the dividend. I think ours will go up and theirs will come down. But other than that, I don't know of any significant other changes. I know Jamie has mentioned several times about the capital accretion that will occur post-merger. And if for some reason, we don't hit our growth targets, then there's a lot of opportunities to get into some buyback programs.

Casey Haire
Autonomous Research Limited

Okay. Great. And just another follow-up on Slide 11, the recruiting strategy, a bit of a 2- parter. So one, have the terms of your hires, have they been similar? Or have you had to maybe sweeten the economics a little bit? And then two, you guys have talked about Texas in the past and expanding there. A lot of M&A activity there could be a market that would -- for your guys' recruiting strategy would resonate well. Just some thoughts there.

M. Terry Turner
President, CEO & Director

Yes. I think on the recruitment -- current recruitment conditions, terms and conditions and so forth. I don't think there's any doubt that it is a -- it's probably a more competitive hiring landscape today than it would have been 10 years ago or something like that. So there is elevated competition and sometimes that will bear on pricing.

But Casey, I think one of the things that people forget at least in terms of the way we look at it, the profit leverage on our commercial relationship manager is so wide. I would say even mediocre commercial relationship managers would probably make something on the order of $2 million a year on. You got some you make $12 million a year in contribution. And so if you have to bid up $50,000 on the comp expense, it's just not a road block to making the hire. Again, the profit leverage is so strong in those experienced relationship management.

Now again, you can waste your money, you can hire trainees that don't bring a book, don't have revenue and all that sort of stuff. But again, using the model that you're hiring people that on average have 18 years of experience and consolidate the book pretty rapidly, the profit leverage is so strong. I'm not fearful about the impacts of competitive pricing, but you're on the right point. It is a competitive environment out there to hire people.

I think as it relates to Texas, what I've always tried to say is we're focused on the Southeast, because of some of the things we've talked about on this call, of course, if you're just looking at size and growth dynamics, those Texas markets are unmatched. They're fabulous. And you're right, consolidation will change the landscape, but the Southeast has been more attractive to me than Texas because of that phenomenon where the market share leaders are vulnerable and giving up share at a rapid pace. And to date, that hasn't been the case in Texas. But you're right, as the consolidation picks up speed there, there probably will be incremental opportunities.

Operator

Your next question is coming from Brian Martin from Janney.

Brian Martin
Janney Montgomery Scott LLC, Research Division

So just most of mine were answered, but just one question back, Terry or Harold, to the CRE concentration just in terms of kind of picking up a little bit of steam there. Is your expectation, it sounds like to stay -- still stay below those targeted guidelines even with the growth you're expecting, as you get through the combination of the 2 companies, the pro forma company will still be below that 70%, 225% even with the meaningful incremental growth you expect, Terry?

M. Terry Turner
President, CEO & Director

I think that's generally the case. I think you might have a temporary blip, Brian, measured against capital with some tangible book value dilution and so forth, but at the start of the transaction, but it's a quick earnback. And yes, fundamentally, the idea is to continue to operate at those more peer median like numbers.

Brian Martin
Janney Montgomery Scott LLC, Research Division

Got you. Okay. That's helpful. And then just on the -- with the rate environment, are you guys expecting a couple of cuts here in the fourth quarter, just the outlook in terms of the -- where you're putting on new loans and kind of where you expect those. Can you just talk a little bit about where the new origination yields are today and what you expect over the next couple of quarters?

Harold Carpenter
Executive VP, CFO, Corporate Secretary & Principal Accounting Officer

Yes. I think the best thing to do, Brian, is to see the trends over the last couple of quarters on those loan originations. I think that will be fairly consistent in applying the same betas. And on deposits, we fully intend to kind of keep our beta numbers where they are, if not grow them over the next 2, 3, 4 rate cuts.

Operator

Thank you. That completes our Q&A session. Everyone, this concludes today's event. You may disconnect at this time, and have a wonderful day. Thank you for your participation.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

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Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) filed a registration statement on Form S-4 (File No. 333-289866) with the SEC on August 26, 2025, and an amendment on September 29, 2025, to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The registration statement was declared effective on September 30, 2025.  Newco filed a prospectus on September 30, 2025, and Synovus and Pinnacle each filed a definitive proxy statement on September 30, 2025.  Synovus and Pinnacle each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about September 30, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com (706) 641-6500	Investor.Relations@pnfp.com (615) 743-8219

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